UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Advance America, Cash Advance Centers, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

00739W 10 7

(CUSIP Number)

William M. Webster, IV
135 North Church Street, Spartanburg, SC  29306
(864) 342-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00739W 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William M Webster, IV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,626,693 Shares

	8.	Shared Voting Power 0 Shares

	9.	Sole Dispositive Power 4,626,693 Shares

	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,626,693 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the common stock, par value $.01 per share (the “Common Stock”), of Advance America, Cash Advance Centers, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 135 North Church Street, Spartanburg, South Carolina  29306.

Item 2.	Identity and Background

This statement is being filed by William M. Webster, IV (“Mr. Webster” or the “Reporting Person”).  Mr. Webster’s principal occupation is Chief Executive Officer and director of the Company, at the address set forth for the Company, above.  Mr. Webster is a citizen of the United States of America.

During the past five years, Mr. Webster has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Webster is a co-founder of the Company and holds directly his shares of Common Stock acquired in connection with founding the Company.  Mr. Webster contributed personal funds in exchange for those shares.

In connection with, and as part of, the Company’s initial public offering (the “IPO”), which was consummated on December 21, 2004, Mr. Webster sold 872,611 shares of Common Stock.

Concurrently with the closing of the IPO and pursuant to a contribution agreement dated December 15, 2004, Mr. Webster acquired 3,702 shares of Common Stock in exchange for his membership interests in Church and Commerce, LLC, which is the owner of the building in Spartanburg, South Carolina, leased by the Company for use as its headquarters.  The Company also formally assumed the mortgage of approximately $6.6 million at September 30, 2004, on that headquarters building and related land.  This transaction was approved by a majority of the disinterested members of the Company’s board of directors, after consideration of an appraisal of that building by an independent firm.

Item 4.	Purpose of Transaction
Mr. Webster acquired the shares of Common Stock beneficially owned by him for the purpose of investment.

Mr. Webster does not have present plans or proposals that relate to or would result in any of the following (although Mr. Webster reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto):  (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
Mr. Webster currently beneficially owns directly 4,626,693 shares of Common Stock, representing approximately 5.5% of the issued and outstanding Common Stock.
Except as described in Item 3, no transactions in Common Stock were effected during the past 60 days by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As partial consideration for the underwriters’ agreement to purchase and undertake the IPO, Mr. Webster delivered a letter agreement dated on or before December 15, 2004 (the “Lock-up Agreement”) to Morgan Stanley & Co. Incorporated (“Morgan Stanley”), as representative of the several underwriters, whereby Mr. Webster has agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley on behalf of the Underwriters, he will not, during the period commencing on December 15, 2004, and ending on June 13, 2005, (1) sell, transfer, or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, (2) file any registration statement with the SEC relating to the offering of any shares of Common Stock or any securities convertible or exchangeable for shares of Common Stock, or (3) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock.  A copy of the form of Lock-up Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Mr. Webster is party to a registration rights agreement (the “Registration Agreement”), dated December 21, 2004, among the Company and certain of its stockholders (all parties other than the Company, collectively with Mr. Webster, the “Stockholders”).  Pursuant to the Registration Agreement, and after the Lock-up Agreements expire, the Stockholders may demand that the Company register under the Securities Act of 1933, as amended, for resale, including pursuant to an underwritten offering, all or a portion of the shares of Common Stock owned by the Stockholders.  Pursuant to the Registration Agreement, the Company is required to pay all registration expenses required to register the shares of the Stockholders, subject to certain limitations.  A copy of the form of Registration Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

See Items 2 and 3 for additional information that may be required by this Item 6.
Item 7.	Material to Be Filed as Exhibits
Exhibit 1: Form of Lock-up Agreement delivered by Mr. Webster to Morgan Stanley imposing certain restrictions on the transfer of shares of Common Stock.

Exhibit 2:                Form of Registration Rights Agreement among the Company, Mr. Webster, and certain other of the Company’s stockholders (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1, as amended, filed with the Securities and Exchange Commission on August 13, 2004 (File No. 333-118227)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2004
Date
/s/ WILLIAM M. WEBSTER, IV
Signature
William M. Webster, IV
Name/Title

Exhibit Index

Exhibit 1	Form of Lock-up Agreement delivered by Mr. Webster to Morgan Stanley imposing certain restrictions on the transfer of shares of Common Stock.